Exhibit 99(k)(4)

One Financial Plaza
501 North Broadway
St. Louis, Missouri 63102
314-342-2000

CONFIDENTIAL
March 16, 2005

Tortoise MLP Investment Corporation
10801 Mastin Blvd.
Suite 222
Overland Park, Kansas 66210

Attn:	Mr. Terry Matlack Chief Financial Officer

This letter agreement (“Agreement”) is to confirm the engagement (the “Engagement”) of Stifel, Nicolaus & Company, Incorporated (“Stifel”) on an exclusive basis on the terms outlined herein to render financial advisory services to Tortoise Energy Capital Corporation (the “Company”) in connection with financing activities the Company is currently considering.

In connection with its Engagement hereunder, Stifel will:

     (i) familiarize itself to the extent it deems appropriate and feasible with the business, operations, management and prospects of the Company and perform any additional examination and inquiry (“due diligence”) that Stifel in its sole discretion deems reasonable;

     (ii) advise the Company with respect to the financial structure and terms of a possible financing and the presentation strategy or strategies to be used in connection therewith; and

     (iii) assist the Company in the preparation of an integrated financial model.

As compensation for the financial structuring and advisory services performed by Stifel hereunder, Stifel will receive from the Company a cash fee equal to one tenth of one percent (.10%) of the gross proceeds raised by the Company in an initial public offering of its equity securities (the “Initial Public Offering”), which fee will be payable by wire transfer of immediately available funds on each of (i) the date of the closing of the Initial Public Offering, and (ii) the date of closing, if any, of each subsequent sale of equity securities in connection with any over-allotment option exercised by the underwriters in connection with such Initial Public Offering. Payment of the fee described above is contingent on the closing of the Initial Public Offering.

This Engagement shall become effective on the date hereof and, unless earlier terminated or extended in writing by the Company or Stifel, shall continue in effect until 6 months from the effective date.

It is understood that Stifel is being engaged hereunder solely to provide the services to the Company described above, and that Stifel is not acting as an agent or fiduciary of, and shall have no duties or liability to, the equity holders of the Company or any other third party in connection with its engagement hereunder, all of which are hereby expressly waived.

Over a Century of Knowledge and Service

MEMBER SIPC AND MEMBERS, NEW YORK STOCK EXCHANGE, INC., CHICAGO AND AMERICAN STOCK EXCHANGES

This Agreement contains the entire agreement between the Company and Stifel concerning the Engagement of Stifel by the Company, and no modifications of this agreement or waiver of the terms and conditions hereof will be binding upon either party unless approved in writing by both parties. This Agreement shall be governed by and construed in accordance with the laws of the State of Missouri, without giving effect to principles of conflicts of laws. Please confirm that the foregoing is in accordance with your understandings and agreements with Stifel by signing and returning to us the duplicate of this letter enclosed herewith.

Very truly yours, STIFEL, NICOLAUS & COMPANY, INCORPORATED
By:
Edward Russell
Managing Director

Approved and accepted

On                     , 2005:

TORTOISE ENERGY CAPITAL CORPORATION
By:
Name:	Mr. Terry Matlack
Title:	Chief Financial Officer